08002441

Horizon Technology Group plc

Dublin: HOR.I **London: HOR.L** **ADR: HZNTY**

SUPPL

Possible Offer

Thursday, 13 March 2008

The board of Horizon Technology Group plc ("Horizon" or the "Company"), a leading technical integrator and distributor of information technology products in the UK and Ireland, has received an approach which may or may not lead to an offer to acquire the entire issued share capital of the Company at a price of €1.18 per ordinary share ("The Possible Offer").

Shareholders should note however, that the approach is preliminary in nature and is subject to a number of conditions. Accordingly, no assurances can be given that a formal offer will be forthcoming or that any transaction will occur.

The holder of 1% or more of any relevant securities in the Company may from the date of this announcement have disclosure obligations under Rule 8.3 of the Irish Takeover Panel Act, 1997, Takeover Rules 2001 to 2005, as applied, with amendments by the European Communities (Takeover Bids (Directive 2004/25/EC)) Regulations 2006.

For further information please contact:

Horizon Technology Group plc		
Cathal O'Caoimh, Chief Financial Officer	353 1 620 4900	
Davy Corporate Finance (Rule 3 Advisor to Horizon)		
Ivan Murphy, Director	353 1 679 6363	
K Capital Source		
Mark Kenny/Jonathan Neilan	353 1 631 5500	

The directors of Horizon accept responsibility for the information contained in this announcement. To the best of the knowledge and belief of the directors of Horizon (who have taken all reasonable care to ensure that such is the case), the information contained in this announcement is in accordance with the facts and does not omit anything likely to affect the import of such information.

Davy Corporate Finance (which is regulated by the Financial Regulator) is acting for Horizon and no-one else in relation to the Possible Offer and will not be responsible to anyone other than Horizon for providing the protections afforded to clients of Davy Corporate Finance nor for providing advice in relation to the Possible Offer.

dlw 5/12

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION.

18 April 2008

AVNET (HOLDINGS) LIMITED,
A WHOLLY-OWNED SUBSIDIARY OF AVNET, INC.

RECOMMENDED CASH OFFER FOR HORIZON TECHNOLOGY GROUP PLC

Summary

- The boards of Avnet, Inc., Avnet (Holdings) Limited ("**Avnet**") and Horizon Technology Group plc ("**Horizon**") are pleased to announce that they have reached agreement on the terms of a recommended cash offer to be made by Avnet, a wholly owned subsidiary of Avnet, Inc., for the entire issued and to be issued share capital of Horizon (other than Horizon Shares in the beneficial ownership of Avnet on the date the offer is made) (the "**Offer**").

- Under the terms of the Offer, Horizon Shareholders will be entitled to receive €1.18 in cash for each Horizon Share.

- The Offer values the entire issued and to be issued share capital of Horizon at approximately €101.3 million.

- The Offer represents a premium of approximately:

  - 153.8 per cent. to the Closing Price of €0.465 per Horizon Share on 12 March 2008, being the last Business Day before the commencement of the Offer Period; and

  - 60.1 per cent. to the average daily Closing Price of €0.737 per Horizon Share for the six month period before the commencement of the Offer Period.

- The Horizon Directors, who have been so advised by Davy Corporate Finance, consider the terms of the Offer to be fair and reasonable and unanimously recommend that Horizon Shareholders accept the Offer, as the Horizon Directors and certain of their associates have irrevocably undertaken to do (or procure to be done) in respect of their own beneficial interests and holdings, being in aggregate 32,466,272 Horizon Shares, representing approximately 39.44 per cent. of the issued share capital of Horizon. In providing its advice, Davy Corporate Finance has taken into account the commercial assessments of the Horizon Directors.

- Avnet has received irrevocable undertakings to accept (or procure the acceptance of) the Offer from the Horizon Directors and certain of their associates as well as irrevocable undertakings from certain other Horizon Shareholders, in respect of, in aggregate, 50,505,578 Horizon Shares, representing 61.35 per cent. of the issued share capital of Horizon. The undertakings from the Horizon Directors and certain of their associates remain binding in the event of a competing offer being made for Horizon. The undertakings from the Horizon Shareholders (other than the Horizon Directors and certain of their associates) remain binding in the absence of a competing bid for a consideration which represents an improvement of 10 per cent. or more in the value of the consideration offered by Avnet.

- The Avnet Group is one of the largest distributors of electronic components, computer products and technology services and solutions with more than 300 locations serving more than 70 countries worldwide. The company markets, distributes and optimises the supply-chain and provides design-chain services for the products of the world's leading electronic component suppliers, enterprise computer manufacturers and embedded subsystem providers. The Avnet Group brings a breadth and depth of capabilities, such as maximising inventory efficiency, managing logistics, assembling products and providing engineering design assistance for its

100,000 customers, accelerating their growth through cost-effective, value-added services and solutions. For the fiscal year ended 30 June 2007, Avnet, Inc. generated revenue of U.S.$15.7 billion. Avnet, Inc. is a public company listed on the New York Stock Exchange since 1960.

- Horizon is a leading technical integrator and distributor of information technology products in the UK and Ireland. In the United Kingdom, Horizon focuses exclusively on the provision of enterprise infrastructure and services. It assists customers, usually via a system integrator, in implementing IT strategies through the provision of IT infrastructure, development and consulting services. In Ireland, Horizon operates in the enterprise solutions market and assists customers in implementing IT strategies through the provision of IT infrastructure, applications software development, implementation consulting and support services. For the fiscal year ended 31 December 2007, Horizon generated revenue of €288 million. Horizon is a public company listed on the Irish and London Stock Exchanges since 1999.
- The Offer is conditional, amongst other things, on the receipt of EU merger control clearance.

Commenting on the Offer, Roy Vallee, Chairman and Chief Executive Officer of Avnet, Inc. said:

"The acquisition of Horizon will strengthen Avnet Technology Solutions' position in the UK IT distribution market and expand its geographic coverage into Ireland. Horizon's position with tier 1 vendors and growing services practice offers an opportunity to bolster Avnet's current product and services offerings in Europe. This acquisition creates exciting cross selling opportunities and adds scale to our Avnet Technology Solutions business in the region. We are also excited about the management and talented team of people at Horizon that will allow Avnet to accelerate the growth of Avnet Technology Solutions in Europe."

Commenting on the Offer, Samir Naji, Chairman of Horizon, said:

"We are delighted to announce this transaction which is being unanimously recommended by the Horizon Board. The Offer represents a substantial premium for Horizon's shareholders and, as an all cash offer, provides certainty of value in highly uncertain markets. The value ascribed to this offer recognises the intrinsic value and strength of Horizon's business, which has been built through the commitment of a dedicated team over many years."

Banc of America Securities is acting as exclusive financial adviser to Avnet, Inc. and Avnet in respect of the Offer. Allen & Overy LLP and McCann FitzGerald are acting as legal advisers to Avnet, Inc. and Avnet.

Davy Corporate Finance is acting as exclusive financial adviser to Horizon in respect of the Offer. William Fry is acting as legal adviser to Horizon.

This summary should be read in conjunction with the full text of the attached announcement and the appendices.

Enquiries:

AVNET, INC.	**Telephone:**
Kirsten Klatt, European Communications Director	Germany +49 2153-733 328
Vincent Keenan, Vice President and Director, Investor Relations	US +1 480-643-7053
BANC OF AMERICA SECURITIES	**Telephone:**
(Financial adviser to Avnet, Inc. and Avnet)	
Derek Shakespeare, Managing Director – European M&A	UK +44 20-7174-4800
Georg Schloendorff, Managing Director – Technology M&A	US +1 646-313-7926
Hugh Moran, Associate – European M&A	Ireland +353 1-619-6143
HORIZON TECHNOLOGY GROUP PLC	**Telephone: +353 1-620-4900**
Gary Coburn, Chief Executive Officer	
Cathal O'Caoimh, Chief Financial Officer	
DAVY CORPORATE FINANCE	**Telephone: +353 1-679-6363**
(Financial adviser to Horizon)	
Ivan Murphy	
Stephen Barry	
Roland French	
K CAPITAL SOURCE	**Telephone: +353 1-631-5500**
(IR/PR adviser to Horizon)	
Mark Kenny	
Jonathan Neilan	

Further Information

This announcement is made pursuant to Rule 2.5 of the Irish Takeover Rules.

This announcement does not constitute a prospectus or an equivalent document and it is not intended to and does not constitute or form any part of an offer or invitation to sell or purchase or subscribe for any securities or a solicitation of an offer to buy any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the Offer or otherwise. The Offer will be made solely by means of the Offer Document which will contain the full terms and conditions of the Offer. Any response to the Offer should be made only on the basis of information contained in the Offer Document. Horizon Shareholders are advised to read the formal documentation in relation to the Offer carefully, once it has been dispatched.

The directors of Avnet, Inc. and Avnet accept responsibility for the information contained in this announcement, other than that relating to Horizon and the Horizon Group and the directors of Horizon and members of their immediate families, related trusts and persons connected with them. To the best of the knowledge and belief of the directors of Avnet, Inc. and Avnet (who have taken all reasonable care to ensure that such is the case), the information contained in this announcement for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

The directors of Horizon accept responsibility for the information contained in this announcement relating to Horizon and the Horizon Group and the directors of Horizon and members of their

immediate families, related trusts and persons connected with them. To the best of the knowledge and belief of the directors of Horizon (who have taken all reasonable care to ensure that such is the case), the information contained in this announcement for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

Banc of America Securities which is regulated in the United Kingdom by the Financial Services Authority is acting exclusively for Avnet, Inc. and Avnet in connection with the Offer and for no-one else and will not be responsible to anyone other than Avnet, Inc. and Avnet for providing the protections afforded to clients of Banc of America Securities or for providing advice in relation to the Offer or any other matters referred to in this announcement.

Davy Corporate Finance which is regulated in Ireland by the Financial Regulator is acting exclusively for Horizon in connection with the Offer and for no-one else and will not be responsible to anyone other than Horizon for providing the protections afforded to clients of Davy Corporate Finance or for providing advice in relation to the Offer or any other matters referred to in this announcement.

Overseas Jurisdictions

The availability of the Offer to persons who are not resident in Ireland or the United Kingdom may be affected by the laws of the relevant jurisdiction in which they are located. Persons who are not resident in Ireland or the United Kingdom should inform themselves about, and observe, any applicable legal or regulatory requirements. The release, publication or distribution of this summary and the attached announcement in jurisdictions other than Ireland and the United Kingdom may be restricted by law and therefore any persons who are subject to the laws of any jurisdiction other than Ireland and the United Kingdom should inform themselves about, and observe, any applicable requirements. Any failure to comply with the applicable requirements may constitute a violation of the securities laws of any such jurisdiction. This summary and the attached announcement have been prepared for the purpose of complying with Irish law and the Irish Takeover Rules and the information disclosed may not be the same as that which would have been disclosed if this announcement had been prepared in accordance with the laws of jurisdictions outside Ireland.

Any persons (including, without limitation, any custodian, nominee or trustee) who would, or otherwise intend to, or who may be under a contractual or legal obligation to, forward this summary and the attached announcement and/or the Offer Document and/or any other related document to any jurisdiction outside Ireland and the United Kingdom should inform themselves of, and observe, any applicable legal or regulatory requirements of their jurisdiction.

Further details in relation to overseas shareholders will be contained in the Offer Document.

Forward-looking statements

This announcement includes "forward-looking statements" concerning Horizon and Avnet. These statements are based on the current expectations of the management of Horizon and Avnet and are naturally subject to uncertainty and changes in circumstances. Forward-looking statements include, without limitation, statements typically containing words such as "intends", "expects", "anticipates", "targets", "estimates" and words of similar import. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. Given these risks and uncertainties, investors should not place undue reliance on forward-looking statements as a prediction of actual results. Neither Horizon nor Avnet undertake any obligation to update publicly or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

Dealing disclosure requirements

Any person, who is a holder of one per cent. or more of Horizon Shares may have disclosure obligations under Rule 8.3 of the Irish Takeover Rules, effective from 13 March 2008 (the date of the commencement of the offer period for Horizon).

General

This summary should be read in conjunction with the full text of this announcement. Appendix I to this announcement contains the conditions to, and certain further terms of, the Offer; Appendix II to this

announcement contains further details of the sources of information and bases of calculations used in this announcement; Appendix III to this announcement contains details of irrevocable undertakings obtained by Avnet; and Appendix IV to this announcement contains definitions of certain expressions used in this summary and in this announcement.

If you are in any doubt about the action you should take, you are recommended to seek your own personal financial advice immediately from your stockbroker, bank manager, solicitor, accountant or independent financial adviser authorised under the European Communities (Markets in Financial Instruments) Regulations 2007, if you are resident in Ireland or, if not, from another appropriately authorised independent financial adviser.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION.

18 April 2008

AVNET (HOLDINGS) LIMITED,
A WHOLLY-OWNED SUBSIDIARY OF AVNET, INC.

RECOMMENDED CASH OFFER FOR HORIZON TECHNOLOGY GROUP PLC

1. Introduction

The boards of Avnet, Inc., Avnet (Holdings) Limited ("**Avnet**") and Horizon Technology Group plc ("**Horizon**") are pleased to announce that they have reached agreement on the terms of a recommended cash offer to be made by Avnet, a wholly owned subsidiary of Avnet, Inc., for the entire issued and to be issued share capital of Horizon (other than Horizon Shares in the beneficial ownership of Avnet on the date the offer is made) (the "**Offer**").

2. The Offer

The Offer, which is on the terms and subject to the conditions set out in Appendix I to this announcement and is subject to the further terms to be set out in the Offer Document and the Form of Acceptance, is being made on the following basis:

for each Horizon Share €1.18 in cash

- The Offer values the entire issued and to be issued share capital of Horizon at approximately €101.3 million.
- The Offer represents a premium of approximately:
  - 153.8 per cent. to the Closing Price of €0.465 per Horizon Share on 12 March 2008, being the last Business Day before the commencement of the Offer Period; and
  - 60.1 per cent. to the average daily Closing Price of €0.737 per Horizon Share for the six month period before the commencement of the Offer Period.
- The Horizon Shares to be acquired pursuant to the Offer will be acquired fully paid and free from all liens, equities, charges, encumbrances, rights of pre-emption and any other third party rights or interest whatsoever and together with all rights now or hereafter attaching to them, including voting rights and, without limitation, the right to receive and retain in full all dividends and other distributions (if any) declared or made on or after the date of this announcement.

There will be no loan note alternative.

3. Recommendation

The Horizon Directors, who have been so advised by Davy Corporate Finance, consider the terms of the Offer to be fair and reasonable and unanimously recommend that Horizon Shareholders accept the Offer, as the Horizon Directors and certain of their associates have irrevocably undertaken to do (or procure to be done) in respect of their own beneficial interests and holdings, being, in aggregate 32,466,272 Horizon Shares, representing approximately 39.44 per cent. of the issued share capital of Horizon. In providing its advice, Davy Corporate Finance has taken into account the commercial assessments of the Horizon Directors.

4. Irrevocable undertakings

Avnet has received irrevocable undertakings to accept (or procure the acceptance of) the Offer from the Horizon Directors and certain of their associates as well as irrevocable undertakings from certain other Horizon Shareholders, in respect of, in aggregate, 50,505,578 Horizon Shares, representing 61.35 per cent. of the issued share capital of Horizon. The undertakings from the Horizon Directors and

certain of their associates remain binding in the event of a competing offer being made for Horizon. The undertakings from the Horizon Shareholders (other than the Horizon Directors and certain of their associates) remain binding in the absence of a competing bid for a consideration which represents an improvement of 10 per cent. or more in the value of the consideration offered by Avnet.

5. Background to, and reasons for, the Offer

As a part of Avnet Technology Solutions' strategy to enable complete solutions, Avnet Group has chosen to pursue value creating acquisitions that expand its customer base and/or broaden its portfolio of products and services. The acquisition of Horizon would deliver these objectives by providing an opportunity to enhance Avnet Group's value proposition to both customers and suppliers in EMEA.

The acquisition of Horizon will strengthen Avnet Technology Solutions' position in the UK IT distribution market and expand its geographic coverage into Ireland. By investing in technical resources and focusing on complete solutions, Horizon has been able to expand its offerings. Their business model is an excellent fit with Avnet Group's strategy to provide more value-add and affords opportunities to exchange best practices.

Horizon's position with Tier 1 vendors and growing services practice offers an opportunity to bolster Avnet's current product and services offerings in Europe. This acquisition creates opportunities for cross-selling and adds scale to Avnet's Technology Solutions business in the region. Horizon's management team and talented employee base will also help Avnet to accelerate the growth of Avnet Technology Solutions in Europe.

The terms of the Offer are consistent with Avnet Group's previously stated goals for long-term return on capital employed. The transaction is also expected to be accretive to earnings by approximately 10 U.S. cents per Avnet, Inc. share in the financial year 2009, excluding integration charges. This statement does not constitute a profit forecast and should not be interpreted to mean that earnings for the financial year 2009 or any subsequent financial period would necessarily be greater than for any preceding financial period or otherwise changed.

6. Background to, and reasons for, the recommendation

On 13 March 2008, Horizon announced that it had received an approach in relation to a possible offer to acquire the entire issued and to be issued share capital of Horizon, at a price of €1.18 per ordinary share. The Horizon Directors considered the approach, determined that it was in the best interests of Horizon Shareholders, and permitted Avnet Inc. to undertake financial and legal due diligence in order to facilitate the formulation of an offer for Horizon.

Avnet has now confirmed to Horizon that it is prepared to proceed with an offer for the entire issued and to be issued share capital of Horizon for a cash consideration of €1.18 per Horizon Share on a recommended basis.

The board of Horizon has decided to recommend the Offer and in arriving at its decision the board of Horizon has considered the following:

- the Offer represents a significant premium over the Closing Price of a Horizon Share before the commencement of the Offer Period and over the average Closing Price of a Horizon Share in the six months before the commencement of the Offer Period;
- the absence of any alternative offers or *bona fide* expressions of interest;
- the historically low levels of liquidity in the trading of Horizon Shares; and
- the significant volatility across global equity markets and the lower near-term economic growth forecasts in the UK and Ireland.

7. Information on the Avnet Group

The Avnet Group is one of the largest distributors of electronic components, computer products and technology services and solutions with more than 300 locations serving more than 70 countries worldwide. The company markets, distributes and optimises the supply-chain and provides design-

chain services for the products of the world's leading electronic component suppliers, enterprise computer manufacturers and embedded subsystem providers. The Avnet Group brings a breadth and depth of capabilities, such as maximising inventory efficiency, managing logistics, assembling products and providing engineering design assistance for its 100,000 customers, accelerating their growth through cost-effective, value-added services and solutions. For the fiscal year ended 30 June 2007, Avnet, Inc. generated revenue of U.S.$15.7 billion. Avnet, Inc. is a public company listed on the New York Stock Exchange since 1960.

8. Information on Horizon

Horizon is a leading technical integrator and distributor of information technology products in the UK and Ireland. In the United Kingdom, Horizon focuses exclusively on the provision of enterprise infrastructure and services. It assists customers, usually via a system integrator, in implementing IT strategies through the provision of IT infrastructure, development and consulting services. In Ireland, Horizon operates in the enterprise solutions market and assists customers in implementing IT strategies through the provision of IT infrastructure, applications software development, implementation consulting and support services. For the fiscal year ended 31 December 2007, Horizon generated revenue of €288 million. Horizon is a public company listed on the Irish and London Stock Exchanges since 1999.

9. Plans for Horizon

Horizon will provide the Avnet Group with an opportunity to strengthen its position in the UK and expand into Ireland. Horizon's market position in Ireland and its growing professional services business offer a great opportunity to bolster the Avnet Group's current product and services offerings in Europe.

10. Regulatory Approvals

The Offer is conditional, amongst other things, on the receipt of EU merger control clearance.

11. Management and Employees

Avnet believes that the acquisition will provide attractive opportunities for Horizon employees and looks forward to finalising arrangements in this regard. Avnet expects the current management team to be directly involved in formulating the integration, marketing and growth strategies in the future. The existing rights, including pension rights, of the employees of Horizon will be fully safeguarded.

12. Financing

The cash consideration payable by Avnet under the terms of the Offer is being funded using the Avnet Group's existing resources.

Banc of America Securities, as financial adviser to Avnet, is satisfied that sufficient resources are available to Avnet to satisfy, in full, the consideration payable under the Offer.

13. Expenses reimbursement agreement and Non-solicitation agreement

Avnet and Horizon have entered into an expenses reimbursement agreement, the terms of which have been approved by the Irish Takeover Panel, and a non-solicitation agreement. These agreements contain certain obligations in relation to the implementation of the Offer and the conduct of Horizon's business in the period ending on the date the Offer becomes, or is declared, unconditional in all respects or lapses. In particular, the expenses reimbursement agreement contains the terms summarised below.

Horizon will pay Avnet an amount equal to its specific, quantifiable third party advisory expenses and other third party costs and expenses up to a maximum amount equal to one per cent. (inclusive of VAT to the extent not recoverable by Horizon) of the fully diluted equity value of the Offer if, following this announcement, the Offer is withdrawn or lapses in accordance with its terms, and before such withdrawal or lapse:

- a competing proposal is announced and subsequently completes; or
- the Horizon Directors withdraw or adversely amend their recommendation to accept the Offer or recommend a competing proposal.

Davy Corporate Finance, financial adviser to Horizon, has confirmed in writing to the Irish Takeover Panel that, in the opinion of the Horizon Directors and Davy Corporate Finance, the expenses reimbursement agreement is, in the context of the Offer, in the best interests of Horizon Shareholders. Further information relating to the agreement will be set out in the Offer Document.

14. Disclosure of interests in Horizon Shares

Other than pursuant to the irrevocable undertakings referred to in paragraph 4 above, as at 17 April 2008, the last practicable day before this announcement, neither Avnet, Inc. nor, so far as Avnet, Inc. is aware, any person acting in concert with Avnet, Inc., owns or controls any Horizon Shares or holds any options to acquire or subscribe for any Horizon Shares or any derivative referenced to Horizon Shares.

Neither Avnet, Inc. nor any person acting in concert with Avnet, Inc. has any arrangement in relation to Horizon Shares, or any securities convertible or exchangeable into Horizon Shares or options (including traded options) in respect of, or derivatives referenced to, Horizon Shares. For these purposes, 'arrangement' includes an indemnity or option arrangement, any agreement or understanding, formal or informal, of whatever nature, relating to relevant securities which is, or may be, an inducement to deal or refrain from dealing in such securities.

15. Compulsory acquisition, delisting and cancellation of trading

Upon the Offer becoming or being declared unconditional in all respects and sufficient acceptances having been received, it is the intention of Avnet to apply the provisions of Regulation 23 of the Takeover Regulations to acquire compulsorily any remaining Horizon Shares on the same terms as the Offer.

It is intended that, upon the Offer becoming or being declared unconditional in all respects and subject to sufficient acceptances of the Offer being received and the applicable requirements of the Irish Stock Exchange and the London Stock Exchange, Avnet will procure that Horizon applies for cancellation of the admission to trading of the Horizon Shares on the Irish Stock Exchange and the London Stock Exchange and for Horizon's listing on the Official Lists of the Irish Stock Exchange and of the UK Listing Authority to be cancelled.

The cancellation of the admission to trading and listing of Horizon Shares would significantly reduce the liquidity and marketability of any Horizon Shares not assented to the Offer.

16. Overseas Shareholders

The availability of the transaction to Horizon Shareholders who are not resident in Ireland or the United Kingdom may be affected by the laws of the relevant jurisdictions. Such persons should inform themselves about and observe any applicable requirements. Further details in relation to overseas shareholders will be contained in the Offer Document.

17. Horizon Share Option Schemes

The Offer will extend to any Horizon Shares unconditionally allotted or issued pursuant to the exercise of options under the Horizon Share Option Schemes while the Offer remains open for acceptance. Appropriate proposals will be made in due course to holders of options over Horizon Shares.

18. General

The Offer Document setting out in full the terms and conditions of the Offer will be posted to Horizon Shareholders not later than 28 days after the date of this announcement unless otherwise agreed with the Irish Takeover Panel.

The Offer will be governed by the laws of Ireland and will be subject to the applicable requirements of the Irish Takeover Rules, the Irish Takeover Panel, the Irish and London Stock Exchanges and the UK Listing Authority.

The Offer will be subject to the conditions and further terms of the Offer set out in Appendix I. Appendix II contains the bases and sources of certain information used in this announcement. Appendix III contains details of the irrevocable undertakings received by Avnet. The definitions of certain terms used in this announcement are set out in Appendix IV.

Further Information

This announcement is made pursuant to Rule 2.5 of the Irish Takeover Rules.

This announcement does not constitute a prospectus or an equivalent document and it is not intended to and does not constitute or form any part of an offer or invitation to sell or purchase or subscribe for any securities or a solicitation of an offer to buy any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the Offer or otherwise. The Offer will be made solely by means of the Offer Document which will contain the full terms and conditions of the Offer. Any response to the Offer should be made only on the basis of information contained in the Offer Document. Horizon Shareholders are advised to read the formal documentation in relation to the Offer carefully, once it has been dispatched.

The directors of Avnet, Inc. and Avnet accept responsibility for the information contained in this announcement, other than that relating to Horizon and the Horizon Group and the directors of Horizon and members of their immediate families, related trusts and persons connected with them. To the best of the knowledge and belief of the directors of Avnet, Inc. and Avnet (who have taken all reasonable care to ensure that such is the case), the information contained in this announcement for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

The directors of Horizon accept responsibility for the information contained in this announcement relating to Horizon and the Horizon Group and the directors of Horizon and members of their immediate families, related trusts and persons connected with them. To the best of the knowledge and belief of the directors of Horizon (who have taken all reasonable care to ensure that such is the case), the information contained in this announcement for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

Banc of America Securities which is regulated in the United Kingdom by the Financial Services Authority is acting exclusively for Avnet, Inc. and Avnet in connection with the Offer and for no-one else and will not be responsible to anyone other than Avnet, Inc. and Avnet for providing the protections afforded to clients of Banc of America Securities or for providing advice in relation to the Offer or any other matters referred to in this announcement.

Davy Corporate Finance which is regulated in Ireland by the Financial Regulator is acting exclusively for Horizon in connection with the Offer and for no-one else and will not be responsible to anyone other than Horizon for providing the protections afforded to clients of Davy Corporate Finance or for providing advice in relation to the Offer or any other matters referred to in this announcement.

Overseas Jurisdictions

The availability of the Offer to persons who are not resident in Ireland or the United Kingdom may be affected by the laws of the relevant jurisdiction in which they are located. Persons who are not resident in Ireland or the United Kingdom should inform themselves about, and observe, any applicable legal or regulatory requirements. The release, publication or distribution of this summary and the attached announcement in jurisdictions other than Ireland and the United Kingdom may be restricted by law and therefore any persons who are subject to the laws of any jurisdiction other than Ireland and the United Kingdom should inform themselves about, and observe, any applicable requirements. Any failure to comply with the applicable requirements may constitute a violation of the securities laws of any such jurisdiction. This summary and the attached announcement have been prepared for the purpose of complying with Irish law and the Irish Takeover Rules and the information disclosed may not be the same as that which would have been disclosed if this announcement had been prepared in accordance with the laws of jurisdictions outside Ireland.

Any persons (including, without limitation, any custodian, nominee or trustee) who would, or otherwise intend to, or who may be under a contractual or legal obligation to, forward this summary and the attached announcement and/or the Offer Document and/or any other related document to any jurisdiction outside Ireland and the United Kingdom should inform themselves of, and observe, any applicable legal or regulatory requirements of their jurisdiction.

Further details in relation to overseas shareholders will be contained in the Offer Document.

Forward-looking statements

This announcement includes "forward-looking statements" concerning Horizon and Avnet. These statements are based on the current expectations of the management of Horizon and Avnet and are naturally subject to uncertainty and changes in circumstances. Forward-looking statements include, without limitation, statements typically containing words such as "intends", "expects", "anticipates", "targets", "estimates" and words of similar import. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. Given these risks and uncertainties, investors should not place undue reliance on forward-looking statements as a prediction of actual results. Neither Horizon nor Avnet undertake any obligation to update publicly or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

Dealing disclosure requirements

Any person, who is a holder of one per cent. or more of Horizon Shares may have disclosure obligations under Rule 8.3 of the Irish Takeover Rules, effective from 13 March 2008 (the date of the commencement of the offer period for Horizon).

General

If you are in any doubt about the action you should take, you are recommended to seek your own personal financial advice immediately from your stockbroker, bank manager, solicitor, accountant or independent financial adviser authorised under the European Communities (Markets in Financial Instruments) Regulations 2007, if you are resident in Ireland or, if not, from another appropriately authorised independent financial adviser.

APPENDIX I

CONDITIONS TO AND FURTHER TERMS OF THE OFFER.

PART I

CONDITIONS OF THE OFFER

The Offer will comply with the Irish Takeover Rules, the respective rules and regulations of the Irish Stock Exchange, the London Stock Exchange and the UK Listing Authority and will be subject to the terms and conditions set out below and to be set out in the Offer Document (and the related acceptance document).

The Offer will be subject to the following conditions:

(a) valid acceptances being received (and not, where permitted, withdrawn) by not later than 1.00 p.m. (Dublin time) on the initial closing date as specified in the Offer Document (or such later time(s) and/or date(s) as Avnet may, with the consent of the Irish Takeover Panel or in accordance with the Irish Takeover Rules, decide) in respect of not less than 90 per cent. (or such lower percentage as Avnet may decide) in nominal value of the Horizon Shares Affected, provided that this condition shall not be satisfied unless Avnet shall have acquired or agreed to acquire (whether pursuant to the Offer or otherwise) Horizon Shares conferring in aggregate more than 50 per cent. of the voting rights then exercisable at a general meeting of Horizon.

For the purposes of this condition:

(i) any Horizon Shares which have been unconditionally allotted shall be deemed to carry the voting rights they will carry upon their being entered in the register of members of Horizon; and

(ii) the expression "Horizon Shares Affected" shall mean:

(A) Horizon Shares which have been issued or unconditionally allotted on or before the date the Offer is made; and

(B) Horizon Shares which have been issued or unconditionally allotted after that date but before the time at which the Offer closes, or such earlier date as Avnet may, subject to the Irish Takeover Rules, decide (not being earlier than the date on which the Offer becomes unconditional as to acceptances or, if later, the initial closing date as specified in the Offer Document);

but excluding any Horizon Shares which, on the date the Offer is made, are held in the beneficial ownership of Avnet within the meaning of Regulation 23 of the Takeover Regulations;

(b) the European Commission indicating, in terms satisfactory to Avnet, acting reasonably, that

(i) a derogation has been granted pursuant to Article 7(3) of Council Regulation (EC) No. 139/2004 (the **Regulation**) from the obligation in Article 7(1) of the Regulation not to complete the Offer (the **Concentration**) before clearance has been obtained under the Regulation; or

(ii) the Concentration does not fall within the scope of the Regulation pursuant to Article 6(1)(a) of the Regulation; or

(iii) the Concentration is compatible with the common market pursuant to Article 6(1)(b) of the Regulation or being deemed to have so indicated under Article 10(6) of the Regulation;

(c) no government or governmental, quasi-governmental, supranational, statutory or regulatory body or association, institution or agency (including any trade agency) or any court or other body (including any professional or environmental body) or person in any jurisdiction (each a **Relevant Authority**) having decided to take, instituted or threatened any action, proceeding, suit, investigation, enquiry or reference or enacted, made or proposed and there not continuing to be outstanding any statute, regulation, order or decision that would or might:

(i) make the Offer or the acquisition or the proposed acquisition of any shares in, or control of, Horizon by any member of the Wider Avnet Group void, unenforceable or illegal or directly or indirectly prohibit or otherwise restrict, delay or interfere with the implementation of, or impose additional conditions or obligations with respect thereto, or require amendment thereof, or otherwise challenge or interfere with, the Offer or the acquisition of any shares in, or control of, Horizon by any member of the Wider Avnet Group;

(ii) (except where the consequences thereof would not be material (in value terms or otherwise) in the context of the Wider Horizon Group taken as a whole) require, prevent or delay the divestiture (or alter the terms of any proposed divestiture) by the Wider Avnet Group or the Wider Horizon Group of all or any part of their respective businesses, assets or properties or impose any limitation on their ability to conduct all or any part of their respective businesses and to own or control any of their respective assets or properties;

(iii) impose any limitation on, or result in any delay in, the ability of any member of the Wider Avnet Group to acquire or hold or to exercise effectively, directly or indirectly, all or any rights of ownership of shares or other securities (or the equivalent) in, or to exercise voting or management control over, any member of the Wider Horizon Group or on the ability of any member of the Wider Horizon Group to hold or exercise effectively, directly or indirectly, all or any rights of ownership of shares or other securities (or the equivalent) in, or exercise voting or management control over, any other member of the Wider Horizon Group;

(iv) (except where the consequences thereof would not be material (in value terms or otherwise) in the context of the Wider Horizon Group taken as a whole) require any member of the Wider Avnet Group or the Wider Horizon Group to acquire or offer to acquire any shares or other securities (or the equivalent) in any member of the Wider Horizon Group (other than pursuant to the Offer) or any member of the Wider Avnet Group;

(v) (except where the consequences thereof would not be material (in value terms or otherwise) in the context of the Wider Horizon Group taken as a whole) impose any limitation on the ability of any member of the Wider Avnet Group or the Wider Horizon Group to integrate or co-ordinate its business, or any part of it, with the businesses or any part of the businesses of any other member of the Wider Avnet Group and/or the Wider Horizon Group; or

(vi) (except where the consequences thereof would not be material (in value terms or otherwise) in the context of the Wider Horizon Group taken as a whole) otherwise adversely affect the business, assets, financial or trading position or profits or prospects of any member of the Wider Avnet Group or of the Wider Horizon Group;

and all applicable waiting and other time periods during which any such Relevant Authority could decide to take, institute or threaten any such action, proceeding, suit, investigation, enquiry or reference having expired, lapsed or been terminated;

(d) all necessary filings having been made and all appropriate waiting periods (including any extensions thereof) under any applicable legislation or regulation of any jurisdiction having expired, lapsed or been terminated in each case in respect of the Offer and the acquisition of any shares or other securities in, or control or management of, Horizon by any member of the Wider Avnet Group and all authorisations, orders, grants, recognitions, confirmations, licences, consents, clearances, permissions and approvals (**authorisations**) necessary or appropriate in any jurisdiction for or in respect of the Offer and the proposed acquisition of any shares in or other securities, or control of, Horizon by Avnet or any member of the Wider Avnet Group being obtained in terms and in a form satisfactory to Avnet from appropriate Relevant Authorities or from any persons or bodies with whom any member of the Wider Avnet Group or the Wider Horizon Group has entered into contractual arrangements and such authorisations together with all authorisations necessary or appropriate for any member of the Wider Horizon Group to carry on its business remaining in full force and effect at the time at which the Offer becomes unconditional in all respects and no intimation of any intention to revoke, suspend, restrict or modify or not to renew any of the same having been made and all necessary statutory or regulatory obligations in any jurisdiction having been complied with;

(e) except as publicly announced by Horizon by the delivery of an announcement to a Regulatory Information Service or fairly disclosed in writing by or on behalf of Horizon to Avnet, in each case before the date of this announcement, there being no provision of any agreement, arrangement, licence or other instrument to which any member of the Wider Horizon Group is a party or by or to which any such member or any of its assets is or may be bound, entitled or subject which, as a result of the making or implementation of the Offer or the acquisition or proposed acquisition by Avnet or any member of the Wider Avnet Group of any shares or other securities in, or change in the control or management of, Horizon or otherwise, would or might result in (except where the consequences thereof would not be material (in value terms or otherwise) in the context of the Wider Horizon Group taken as a whole):

   (i) any moneys borrowed by or any other indebtedness (actual or contingent) of any such member of the Wider Horizon Group becoming repayable or capable of being declared repayable immediately or earlier than the stated repayment date or the ability of Horizon to borrow monies or incur any indebtedness being withdrawn or inhibited;

   (ii) the creation or enforcement of any mortgage, charge or other security interest over the whole or any part of the business, property or assets of any such member of the Wider Horizon Group or any such security interest (whenever created, arising or having arisen) becoming enforceable;

   (iii) any assets or interest of any such member of the Wider Horizon Group being or falling to be disposed of or charged or any right arising under which any such asset or interest could be required to be disposed of or charged other than in the ordinary course;

   (iv) the interest or business of any such member of the Wider Horizon Group in or with any other person, firm or company (or any agreements or arrangements relating to such interest or business) being terminated or adversely modified or affected;

   (v) any such member of the Wider Horizon Group ceasing to be able to carry on business under any name under which it presently does so;

(vi) the financial or trading position or prospects or the value of any member of the Wider Horizon Group being prejudiced or adversely affected; and

(vii) the creation of any liability (actual or contingent) by any such member of the Wider Horizon Group;

and no event having occurred which, under any provision of any agreement, arrangement, licence or other instrument to which any member of the Wider Horizon Group is a party or by or to which any such member or any of its assets may be bound or be subject, could result in any events or circumstances as are referred to in subparagraphs (i) to (vii) of this paragraph (e);

(f) except as publicly announced by Horizon by the delivery of an announcement to a Regulatory Information Service or fairly disclosed in writing by or on behalf of Horizon to Avnet or disclosed in the annual report and accounts for the year ended 31 December 2007, in each case before the date of this announcement, no member of the Wider Horizon Group having since 31 December 2007:

(i) issued or agreed to issue or authorised the issue of additional shares of any class, or securities convertible into, or rights, warrants or options to subscribe for or acquire, any such shares or convertible securities (save as between Horizon and wholly-owned subsidiaries of Horizon or upon the exercise of rights to subscribe for Horizon Shares pursuant to options granted under the Horizon Share Option Schemes before the date of this announcement) or redeemed, purchased or reduced or made any other change to any part of its share capital;

(ii) sold or transferred or agreed to sell or transfer any treasury shares;

(iii) recommended, declared, paid or made or proposed to recommend, declare, pay or make any bonus, dividend or other distribution, whether payable in cash or otherwise, other than a distribution by any wholly-owned subsidiary of Horizon;

(iv) implemented or authorised any merger or demerger or acquired or disposed of or transferred, mortgaged or charged, or created any other security interest over, any asset or any right, title or interest in any asset (including shares and investments) (other than in the ordinary course of trading);

(v) implemented or authorised any reconstruction, amalgamation, scheme or other transaction or arrangement (otherwise than in the ordinary course of business);

(vi) made or authorised any change in its loan capital or issued or authorised the issue of any debentures or incurred or increased any indebtedness or contingent liability;

(vii) entered into, varied or terminated, or authorised the entry into, variation or termination of, any material contract, commitment or arrangement (whether in respect of capital expenditure or otherwise) which is outside the ordinary course of business or which is of a long term, onerous or unusual nature or magnitude or which involves or could involve an obligation of a nature or magnitude;

(viii) entered into any contract, commitment or arrangement which would be materially restrictive on the business of any member of the Wider Horizon Group or the Wider Avnet Group;

(ix) been unable, or admitted in writing that it is unable, to pay its debts or having stopped or suspended (or threatened to stop or suspend) payment of its debts

generally or ceased or threatened to cease carrying on all or a substantial part of its business;

(x) taken any corporate action or had any legal proceedings started or threatened against it for its winding-up (voluntary or otherwise), dissolution, examination or reorganisation (or for any analogous proceedings or steps in any jurisdiction) or for the appointment of a receiver, examiner, administrator, administrative receiver, trustee or similar officer (or for the appointment of any analogous person in any jurisdiction) of all or any of its assets and revenues;

(xi) waived, compromised or settled any claim otherwise than in the ordinary course of business;

(xii) entered into or varied the terms of any service agreement or arrangement with any Horizon Director or senior executive of Horizon;

(xiii) entered into any trust deeds constituting pension schemes established for its directors and/or employees and/or their dependents;

(xiv) proposed, agreed to provide or modified the terms of any share option scheme or incentive scheme of the Wider Horizon Group;

(xv) save as between Horizon and its wholly-owned subsidiaries, granted any lease in respect of any of the leasehold or freehold property owned or occupied by it or transferred or otherwise disposed of any such property;

(xvi) made any alteration to its memorandum or articles of association;

(xvii) entered into any contract, commitment or arrangement or passed any resolution or made any offer (which remains open for acceptance) with respect to, or proposed or announced any intention to effect or propose, any of the transactions, matters or events referred to in this condition;

(g) since 31 December 2007 except as publicly announced by Horizon by the delivery of an announcement to a Regulatory Information Service or fairly disclosed in writing by or on behalf of Horizon to Avnet or as disclosed in the annual report and accounts for the year ended 31 December 2007 in each case before the date of this announcement:

(i) no adverse change having occurred in the business, assets, financial or trading position or profits or prospects of any member of the Wider Horizon Group (except where the consequences thereof would not be material (in value terms or otherwise) in the context of the Wider Horizon Group taken as a whole);

(ii) no litigation, arbitration proceedings, prosecution or other legal proceedings having been threatened, announced, instituted or remaining outstanding by, against or in respect of any member of the Wider Horizon Group or to which any member of the Wider Horizon Group is a party (whether as plaintiff or defendant or otherwise) and no investigation by any Relevant Authority against or in respect of any member of the Wider Horizon Group having been threatened, announced, or instituted or remaining outstanding by, against or in respect of any member of the Wider Horizon Group; and

(iii) no contingent or other liability having arisen which would or might reasonably be expected to adversely affect any member of the Wider Horizon Group (except where the consequences thereof would not be material (in value terms or otherwise) in the context of the Wider Horizon Group taken as a whole);

(h) Avnet not having discovered that, except as publicly announced by Horizon by the delivery of an announcement to a Regulatory Information Service or fairly disclosed in writing by or on behalf of Horizon to Avnet or as disclosed in the annual report and accounts for the year ended 31 December 2007, in each case before the date of this announcement (except where the consequences thereof would not be material (in value terms or otherwise) in the context of the Wider Horizon Group taken as a whole):

 (i) any financial, business or other information publicly disclosed at any time by any such member of the Wider Horizon Group is misleading, contains a misrepresentation of fact or omits to state a fact necessary to make the information contained therein not misleading which in any case is adverse to the financial or trading position of the Wider Horizon Group taken as a whole;

 (ii) any past or present member of the Wider Horizon Group has failed to comply with any applicable legislation or regulations of any jurisdiction or any notice or requirement of any Relevant Authority with regard to the storage, disposal, discharge, spillage, release, leak or emission of any waste or hazardous or harmful substance or any substance likely to impair the environment or harm human or animal health or otherwise relating to environmental matters or that there has otherwise been any such storage, disposal, a discharge, spillage, release, leak or emission (whether or not the same constituted non-compliance by any person with any such legislation or regulation, and whenever the same may have taken place) on or from any land or property of any description or other asset now or previously owned, occupied or made use of by any past or present member of the Wider Horizon Group, any of which non-compliance would be likely to give rise to any liability (whether actual or contingent) or cost on the part of any member of the Wider Horizon Group; or

 (iii) there is or is likely to be any obligation or liability (whether actual or contingent) to make good, repair, re-instate or clean up any property now or previously owned, occupied, operated or made use of or controlled by any past or present member of the Wider Horizon Group under any environmental legislation, regulation, notice, circular or order of any Relevant Authority in any jurisdiction.

Avnet reserves the right at its absolute discretion to waive, in whole or in part, all or any of the above conditions, except conditions (a) and (b) as applicable.

The Offer will lapse unless all the above conditions are fulfilled or (if capable of waiver) waived or, where appropriate, determined by Avnet in its reasonable opinion to have been or remain satisfied by midnight on the day which is 21 days after the later of the initial closing date as specified in the Offer Document and the date on which the Offer becomes or is declared unconditional as to acceptances (or such later date as Avnet may, with the consent of the Irish Takeover Panel or in accordance with the Irish Takeover Rules, decide). Avnet shall be under no obligation to waive any of conditions (c) to (h) inclusive or treat as fulfilled any of conditions (b) to (h) inclusive by a date earlier than the date specified above for the satisfaction thereof notwithstanding that the other conditions of the Offer may at such earlier date have been waived or fulfilled and that there are at such earlier date no circumstances indicating that any of such conditions may not be capable of fulfilment.

If Avnet is required by the Irish Takeover Panel to make an offer or offers for any Horizon Shares under Rule 9 of the Irish Takeover Rules, Avnet may make such alterations to the above conditions as are necessary to comply with that Rule.

To the extent that the Offer would give rise to a concentration with a Community dimension within the scope of the Regulation, the Offer shall lapse if the European Commission initiates proceedings in respect of that concentration under Article 6(1)(c) of the Regulation or refers

the concentration to a competent authority of a Member State under Article 9(1) of the Regulation before the first closing date of the Offer or the date when the Offer becomes or is declared unconditional as to acceptances, whichever is the later.

If the Offer lapses, the Offer will cease to be capable of further acceptance and those Horizon Shareholders who have, as at the time of such lapse, accepted the Offer shall then cease to be bound by their acceptances of the Offer submitted at or before the time when the Offer lapses.

The Offer will be governed by Irish law and be subject to the jurisdiction of the Irish courts.

PART II

CERTAIN FURTHER TERMS OF THE OFFER

The Horizon Shares will be acquired by Avnet free from all liens, charges, encumbrances, rights of pre-emption and any other third party rights of any nature whatsoever and together with all rights attaching to them including the right to receive in full all dividends and other distributions declared, paid or made after the date of this announcement.

The Offer is not being made, directly or indirectly, in or into, or by use of the mails of, or by any means or instrumentality of interstate or foreign commerce of, or any facilities of a national securities exchange of, any jurisdiction if to do so would constitute a violation of the relevant laws in such jurisdiction. Accordingly, copies of this announcement are not being, and must not be, mailed or otherwise distributed or sent in or into any jurisdiction if to do so would constitute a violation of the relevant laws in such jurisdiction.

The provisions referred to in the previous paragraph may be waived or varied by Avnet in its sole discretion as regards specific Horizon Shareholders or generally subject to applicable law.

APPENDIX II

SOURCES OF INFORMATION AND BASES OF CALCULATION

(a) The value attributed to the existing issued and to be issued share capital of Horizon is based upon:

(i) 82,318,568 Horizon Shares in issue; and

(ii) 3,522,543 Horizon Shares under option;

as at the close of business on 17 April 2008, being the last Business Day before this announcement.

(b) Horizon Share prices are sourced from the Official List.

(c) References to a percentage of Horizon Shares are based on the number of Horizon Shares in issue as at the close of business on 17 April 2008, being the last Business Day before this announcement, but do not include any shares issuable under options and other rights granted under the Horizon Share Option Schemes.

(d) Unless otherwise stated, the financial information on Avnet is extracted from Avnet, Inc.'s annual report for the year ended 30 June 2007.

(e) Unless otherwise stated, the financial information on Horizon is extracted from Horizon's annual report and accounts for the year ended 31 December 2007.

(f) References to the percentage of Horizon Shares which are the subject of irrevocable undertakings to accept (or procure the acceptance of) the Offer, do not include the 2,573,500 Horizon Shares which may become subject to the undertaking given by Horizon ESOP Limited.

APPENDIX III

DETAILS OF IRREVOCABLE UNDERTAKINGS

The following holders of Horizon Shares have given irrevocable undertakings to accept the Offer:

Name	Number of Horizon Shares	Per cent. of issued share capital
Samir Naji & Family	31,029,138	37.69%
Charles Garvey	1,280,000	1.55%
Paul Kenny	131,587	0.16%
Cathal O'Caoimh	25,547	0.03%
Focus Investments	7,359,109	8.94%
Gartmore	6,369,319	7.74%
Quinn Direct	3,850,410	4.68%
Horizon ESOP Limited (not the subject of options)	460,468	0.56%
Total irrevocable undertakings	**50,505,578**	**61.35%**
Horizon ESOP Limited (subject to options)	2,573,500	3.13%
Total	**53,079,078**	**64.48%**

In respect of the undertakings given by the Horizon Directors (and/or certain of their associates and/or their nominees), these undertakings will cease to be binding only if the Offer lapses or is withdrawn and remain binding in the event that a higher competing offer for Horizon is made.

In respect of the undertakings given by the Horizon Shareholders (and/or their nominees) (other than the Horizon Directors and/or certain of their associates and/or their nominees), these undertakings will cease to be binding if a competing offer is made or announced with a value which represents an improvement of 10 per cent. or more in the value of the consideration offered by Avnet, or if the Offer lapses or is withdrawn.

The undertaking to accept the Offer given by Horizon ESOP Limited relates to 460,468 Horizon Shares which are held by it on the terms of a trust for the benefit of eligible employees of the Horizon Group and which are not the subject of options granted by Horizon ESOP Limited to eligible employees under the Horizon Technology Group plc 1998 Executive Share Option Plan. The undertaking to accept the Offer will also cover up to a further 2,573,500 Horizon Shares which are held by Horizon ESOP Limited on the terms of the trust but which are the subject of options granted by it to eligible employees under the Horizon Technology Group plc 1998 Executive Share Option Plan upon (i) the surrender, renunciation or lapse of any such option or (ii) at the direction of holders of such options on their exercise.

APPENDIX IV

DEFINITIONS

The following definitions apply throughout this announcement unless the context requires otherwise:

Avnet	Avnet (Holdings) Limited
Avnet Group	Avnet, Inc. and its subsidiary undertakings
Banc of America Securities	Banc of America Securities Limited of 5 Canada Square, London E14 5AQ, UK
Business Day	any day, other than a Saturday, Sunday or public or bank holiday, on which banks are generally open for business in Dublin, London and New York
Closing Price	the official closing price or the middle market quotation of a Horizon Share, as appropriate, as derived from the Official List
Davy Corporate Finance	Davy Corporate Finance, a wholly owned subsidiary of J&E Davy, trading as Davy, of Davy House, 49 Dawson Street, Dublin 2, Ireland
EMEA	Europe, Middle East and Africa
Form of Acceptance	the form of acceptance relating to the Offer which will accompany the Offer Document
Horizon	Horizon Technology Group plc
Horizon Directors	the directors of Horizon
Horizon Group	Horizon and its subsidiary undertakings
Horizon Share(s)	the existing unconditionally allotted or issued and fully paid ordinary shares of €0.07 each in the capital of Horizon and any further such shares which are unconditionally allotted or issued before the date on which the Offer closes (or such earlier date as Avnet may, with the Irish Takeover Panel's consent or subject to the Irish Takeover Rules, decide)
Horizon Share Option Schemes	the Horizon 1998 Share Option Scheme, the Horizon 1998 Share Option Scheme (as amended), the Horizon 1999 Share Option Scheme, and the Horizon 1998 Executive Share Option Plan
Horizon Shareholders	the holders of Horizon Shares from time to time including Horizon ESOP Limited
Irish Stock Exchange	The Irish Stock Exchange Limited
Irish Takeover Panel	the Irish Takeover Panel, established under the Irish Takeover Panel Act 1997

Irish Takeover Rules	the Irish Takeover Panel Act 1997, Takeover Rules 2007
London Stock Exchange	London Stock Exchange plc
Offer	the recommended offer to be made by Avnet to acquire the entire issued and to be issued ordinary share capital of Horizon (other than Horizon Shares in the beneficial ownership of Avnet on the date the Offer is made) on the terms and subject to the conditions to be set out in the Offer Document and the Form of Acceptance, and where the context so requires, any subsequent revision, variation, extension or renewal of such offer
Offer Document	the document detailing the terms and conditions of the Offer to be sent to Horizon Shareholders
Offer Period	the period commencing on 13 March 2008 (the date of an announcement of a possible offer for Horizon) and ending on the initial closing date as specified in the Offer Document or, if later, the time at which the Offer becomes unconditional as to acceptances or lapses, whichever first occurs
Official List	the Official List of the Irish Stock Exchange and/or the Official List of the UK Listing Authority, as the context requires
Regulatory Information Service	any of the services set out in Schedule 12 of Appendix 2 to the Listing Rules of the Irish Stock Exchange and includes the Company Announcements Office of the Irish Stock Exchange
Takeover Regulations	the European Communities (Takeover Bids (Directive 2004/25/EC)) Regulations 2006
UK or United Kingdom	the United Kingdom of Great Britain and Northern Ireland
U.S.$ or U.S. cent	the lawful currency from time to time of the United States of America
Wider Avnet Group	Avnet and its subsidiaries, subsidiary undertakings, associated undertakings and any other undertakings in which Avnet and/or such undertakings (aggregating their interest) have a substantial interest. For these purposes, substantial interest means a direct or indirect interest in more than 20 per cent. of the voting equity share capital
Wider Horizon Group	Horizon and its subsidiaries, subsidiary undertakings, associated undertakings and any other undertakings in which Horizon and/or such undertakings (aggregating their interest) have a substantial interest. For these purposes, substantial interest means a direct or indirect interest in more than 20 per cent. of the voting equity share capital

For the purposes of this announcement, "subsidiary", "subsidiary undertaking", "undertaking" and "associated undertaking" have the meanings given by the European Communities (Companies: Group Accounts) Regulations 1992.

Horizon Technology Group plc

Dublin: HOR.I **London: HOR.L** **ADR: HZNTY**

Preliminary results for the year to 31 December 2007

Profit after tax up 6.2%

Dublin & London | 13 March, 2008: Horizon Technology Group plc, a leading system integrator and distributor of information technology products in the UK and Ireland, today announces its preliminary results for the year to 31 December 2007.

2007 Financial Highlights *(Excluding discontinued operations)*	**2007 € 000**	**2006 € 000**	**Change**
Revenue	288,213	257,895	12%
Gross profit	53,200	43,042	24%
Gross margin %	*18.5%*	*16. 7%*	
EBITDA[1]	10,651	10,021	6%
EBITDA[1] as a % of revenue	*3.7%*	*3. 9%*	
Profit after tax	5,892	5,549	6%
Profit after tax as a % of revenue	*2.0%*	*2.2%*	
Net cash/(debt)	4,135	(6,979)	
Return on invested capital[2]	28.5%	22.4%	+610Bps
Diluted adjusted EPS (€ cent)[3]	9.39 cent	9.16 cent	3%

[1] Before material items
[2] EBITDA divided by shareholders' funds plus debt less cash
[3] Adjusted for unwinding of discount factor, amortisation/reduction of intangible assets and material items

2007 Operational Performance
2007 was a year of further progress for Horizon against each of its growth objectives:

- Horizon continued to focus on increasing the higher margin services orientation to its business.
- Horizon has broadened its range of global IT vendors and is now established as the number one channel outsourcing partner in the UK for Sun Microsystems, Juniper, F5, Nortel (data products), Tandberg, EMC and Oracle.
- Horizon has rapidly become the number one channel development partner for EMC and Oracle in the UK following the establishment of these businesses in the second half of 2006.
- Horizon continues to enhance its relationship with IBM through the extension of its partnership into the Irish market.
- Horizon received three awards from IBM including the global International Beacon Award for its contribution to IBM business growth in 2007.
- Successfully established a new corporate governance consulting division and secured early customer wins.

2007 Financial Performance
The group invested considerable resources in building a services capability and infrastructure to support revenue growth in 2008 and beyond, particularly in its EMC, IBM and Oracle business units in the UK. This investment, combined with the cancellation or deferral of a few key orders from the financial services and government sectors, resulted in a lower growth rate in profitability during 2007. Some of the deferred orders have since been received, others are still expected early in 2008 and none have been cancelled.

For the sixth consecutive year, Horizon has delivered earnings growth in 2007, albeit at a slower pace than in the recent past:

- Revenue growth of 12% year-on-year.
- 82% of revenue emanates from the UK.
- Gross profit growth of 24% year-on-year.
- EBITDA growth of 6% year-on-year.
- Diluted adjusted EPS growth is 3%.
- Strong cash conversion - cash inflow from operations was €12.6m or 118% of EBITDA.
- Return on invested capital up from 22.4% to 28.5%, an increase of 610 basis points.
- Strong balance sheet – net cash of €4 million against net debt of €7 million at the end of 2006.

Outlook

Taking global market conditions and the weakness of sterling into account, the directors are confident of the group's growth prospects in 2008.

Gary Coburn, Horizon's Chief Executive Officer commented:

"Horizon continues to develop as a valued and capable outsourcing partner for major global IT vendors. During 2007, we strengthened our position with existing partners and made significant progress with new partners such as Oracle, EMC and IBM. In addition, we continued to deliver both acquisition and organic growth during 2007 – both of which remain a focus for growth into 2008. Despite a challenging second half in 2007, Horizon has very strong businesses with key market positions, providing significant benefits to customers while ensuring resilient profitability, strong cash flow and superior returns to shareholders."

Cathal O'Caoimh, Horizon's Chief Financial Officer, added:

"Strong financial focus on working capital management and cash flow has driven a significant improvement in the group's balance sheet. Cash flow from operations was €12.6m, 118% of EBITDA and return on invested capital increased 610 basis points to 28.5%. Horizon ended 2007 with net cash of €4 million against net debt of €7 million at the end of 2006. Horizon is well positioned to deliver earnings growth and shareholder value in 2008 and beyond."

For further information please contact:

Horizon Technology Group plc

Gary Coburn, Chief Executive Officer
Cathal O'Caoimh, Chief Financial Officer — 353 1 620 4900

K Capital Source

Mark Kenny/Jonathan Neilan — 353 1 631 5500

ABOUT HORIZON
Horizon Technology Group plc is a leading technical integrator and distributor of information technology products in the UK and Ireland. For more information about Horizon Technology Group plc, visit www.horizon.ie.

CHAIRMAN'S STATEMENT

For the sixth consecutive year Horizon has delivered earnings growth in 2007, albeit at a slower pace than in the recent past. The company generated significant free cash flow and increased the return on invested capital.

During the year, the group invested considerable resources in building a services capability and infrastructure to support revenue growth in 2008 and beyond, particularly in its EMC, IBM and Oracle business units. This investment, combined with the cancellation or deferral of a few key orders from the financial services and government sectors in December, resulted in a lower growth rate in profitability during 2007. Nevertheless, EBITDA grew 6% and diluted adjusted EPS increased by 3%.

Although some of the deferred orders have since been received and others are still expected early in 2008, the extent of the impact on the 2007 outcome was exacerbated because the group's revenue has become increasingly weighted towards the end of each quarter.

Horizon continues to deliver on its objective of focussing on higher margin, service rich, enterprise solutions businesses resulting in gross margin increase from 16.7% to 18.5% between 2006 and 2007. The business with the fastest growth in EBITDA over the last two years was the Irish based enterprise applications and services (EAS) operation. While this business only accounts for a small portion of group revenues, it contributes 31.5% of group EBITDA, a significant increase on just 19% two years ago.

The group's UK operations now generate 82% of revenues – because of the size of the potential market, it is likely to drive the group's future revenue growth. The focus on higher margin businesses yielded significant improvement in EBITDA margin within the Irish operation from 10.5% in 2006 to 12.8% in 2007, resulting in 8% growth in EBITDA despite a fall in Irish revenue.

The group continued its focus on cost control and efficiency gains during this period, maintaining very high consultant utilisation rates. The increase in services revenue and the group's investment in new partnerships have a direct impact on headcount and cost structure. Average headcount was 349 in 2007, up from 266 the previous year. The growth is principally in revenue generating technical consultants and sales personnel and includes the full impact of acquisitions completed in 2006.

In addition to the increased focus on higher margin businesses, Horizon continued to deliver on a number of other strategic objectives during 2007:

- Driving earnings growth in each of the businesses acquired in 2006 – the three successful acquisitions, EquIP, EPC and WBT, have been fully integrated into Horizon's operations and contributed very positively to profitability in 2007.
- Investment and development of new partnerships – the group's new developments with Oracle and EMC have produced consistent improvements in performance during 2007.
- Building market share with new vendor partners – the group's market share with IBM, EMC, Oracle and Tandberg have all grown significantly during 2007.
- Maintaining and enhancing market share with key vendors – Horizon is now the number one channel partner in the UK for each of Sun Microsystems, Juniper, F5, Nortel (data products), Tandberg, EMC and Oracle.
- Horizon has rapidly become the number one channel development partner for EMC in the UK following the establishment of this business in the second half of 2006.
- Successfully established a new corporate governance consulting division and secured early customer wins.

Horizon remains active in identifying potential acquisition opportunities in the services and software sectors in Ireland and in the enterprise infrastructure sector in the UK. While many acquisition opportunities exist, the group remains focused on completing transactions, which offer a compelling fit with Horizon's existing business and are accretive to Horizon's earnings within the first 12 months of acquisition.

The group's cash flow and financial position strengthened during 2007. Net cash of €4 million at the year-end represents a significant improvement on net debt of €7 million at 31 December 2006. Cash flow generated from continuing operations amounted to €12.6 million or 118% of EBITDA in the period. The group's focus on effective working capital management delivered a significant reduction in working capital days from 25 days in 2006 to 10 days in 2007, As a result, the group drove return on invested capital up from 22.4% to 28.5%, an increase of 610 basis points.

Horizon has a strong balance sheet and substantial unused credit facilities which provide significant financial capacity for accretive and value enhancing acquisitions and developments in 2008 and beyond.

MARKET REVIEW

During 2007, the enterprise solutions markets in both the UK and Ireland showed solid revenue growth with increased outsourcing by organisations, driven by the desire to remain focused on their core business and to retain flexibility in

their workforce. As a result, the Irish market for consulting services has experienced an increase in demand with market revenues increasing in double-digit percentages. The UK and Irish enterprise infrastructure markets are growing, albeit in single digit percentages. There is also continuing growth-based investment particularly for project services. The intense competition within the market continues – both between IT vendors and within the channel.

Late in 2007, certain sectors of the market showed signs of a slow-down as organisations began to react to a potential deterioration in global economic growth rates. In this regard, the financial services sector actively cut back on expenditure late in 2007 reflecting the specific issues facing that sector. Other sectors remained buoyant, particularly Irish government departments.

STRATEGY

Horizon's objective and strategy remain constant - to deliver shareholder value through the development of the business as a technical integrator and distributor of information technology products in the UK and Ireland. The group's focus is to generate long-term growth in shareholder value by investing resources judiciously to capitalise upon future growth opportunities while maintaining a strong financial position. The board continues to periodically review all options available to pro actively maximise shareholder value.

Geographically, Horizon will continue to focus on supplying a wide range of IT services and products within the Irish market and, in the UK, focus on the provision of enterprise solutions in partnership with system integrators and leading global IT vendors.

Looking to 2008, continued growth in earnings will be delivered by:

- An increasing services orientation within Horizon's business;
- Maintaining high market share with existing key vendors;
- Profitably building market share with new vendor partners;
- Select acquisition opportunities; and
- Capitalising on Horizon's operational gearing.

The group will continue to monitor the IT markets in the UK and Ireland to identify new opportunities to deliver profitable growth through either bolt-on acquisition or organic development, while continuing to develop existing businesses to enhance profitability and cash flow. The group will continue to develop its strong market positions, to strengthen relationships with customers and vendors and to invest resources in the on-going development of a highly motivated team of professionals dedicated to the continued success of the business.

OUTLOOK

Horizon has very robust businesses with key market positions that generate strong cash flow and can deliver a superior performance going forward. Horizon's growth prospects are underpinned by rigorous cost control, the group's ability to leverage growth in earnings from greater utilisation of operational capacity and continued focus on higher margin services rich segments of the IT market.

Horizon will maintain its focus on delivering organic and acquisitive growth in 2008. Horizon's organic revenue growth will be influenced by the broader market growth rate, the extent to which major IT vendors outsource to their channel and the pace of organic development. As global IT vendors focus on their own internal core competencies and cost controls, they are increasingly outsourcing technical services, marketing and supply chain functions to channel partners. Horizon is uniquely positioned to address these market trends.

Like many companies, the directors note that a global economic slowdown could have an impact on market conditions. Specific sectors of the market were impacted at the end of 2007 and the directors expect that these same sectors could be challenged in 2008. However, to date there is no evidence that the market has been or will be impacted. While international market conditions remain uncertain and notwithstanding the weakness of sterling, the directors remain confident of the group's prospects in 2008.

TRADING REVIEW

Over the last two years, Horizon has shifted its business to become exclusively focused on the higher margin, services rich enterprise solutions market. Following the disposal of the group's volume distribution business, together with the completion of a series of acquisitions and organic developments during 2006 and 2007, the group continues to enhance the margins within its business. Following this shift in the focus of the business, the group's gross margin has expanded from 16.7% in 2006 to 18.5% in 2007.

2007 was Horizon's sixth consecutive year of growth in EBITDA and diluted adjusted earnings per share. While growth slowed during 2007, the group is profitable, cash generative and has significant financial capacity to support further acquisition and organic growth opportunities.

The group operates through two primary geographic divisions – Ireland and the UK. Horizon supplies a wide range of IT services and products within the Irish market and, in the UK, focuses on the provision of enterprise solutions in partnership with system integrators and leading global IT vendors. The UK now represents 82% of the group's revenue stream and 47% of the group's EBITDA.

UNITED KINGDOM

In the United Kingdom, the group focuses exclusively on the provision of enterprise infrastructure and services. It assists customers, usually via a system integrator, in implementing IT strategies through the provision of IT infrastructure, development and consulting services. Its customer base is predominantly comprised of blue-chip companies and government departments. It has a current full time equivalent staff count of 191 employees.

UNITED KINGDOM	*31 Dec 2007* *€'000*	*31 Dec 2006* *€'000*
Revenue	236,485	198,395
EBITDA	5,905	5,481
Percentage margin	*2.5%*	*2.8%*

The group's UK revenue, at €236 million increased 19% on 2006 levels. This growth in revenue is mostly organic and principally reflects the group's recently established partnerships with EMC, Oracle, IBM and Tandberg in the UK market.

As part of the group's focus on the development of a services revenue base, it has invested considerable resources in building a services capability and infrastructure to support revenue growth in future years, particularly in its EMC, IBM and Oracle business units. These investments reduce short term earnings but will deliver incremental growth in 2008 and beyond.

Horizon UK focuses on the enterprise segment of the IT market, specialising in the provision of high-end and mid-range infrastructure and services. Horizon's objective is to become the leading channel partner to its key vendors and has achieved substantial revenue growth, out-performing the market by focusing on the continuing development of relationships with key system integrators.

During 2007, Horizon enjoyed a number of new project wins across various industry sectors in the UK, such as:

- Horizon Data Management delivered a significant data storage project in the healthcare sector, in partnership with System Integrator, Softcat, to provide patient record information to remote clinics;
- Horizon Clarity worked in partnership with UKN in implementing a 3,700 seat thin client virtual desktop project for the UK government's Rural Payments Agency;
- Horizon Data Management worked in partnership with Ioko to design and implement a major multi-vendor storage solution for the BUPA Hospitals' Spire transition project; and
- Horizon Enterprise Systems was selected as the partner to provide and implement the IBM infrastructure for the data centre in Services Birmingham, a joint venture partnership between Birmingham City Council and Capita Group plc.

Horizon is now established as the number one channel outsourcing partner in the UK for Sun Microsystems, Juniper, F5, Nortel (data products), Tandberg, EMC and Oracle. Of particular note is that Horizon has rapidly become the number one channel development partner for EMC in the UK following the establishment of this business in the second half of 2006 – a performance of which the group is very proud.

The group's UK business, Horizon UK, has six operating units:

- **Horizon Clarity** – Horizon Clarity is Sun Microsystems' largest partner in the UK, providing data-centre technology to the UK's largest corporates in partnership with system integrators. Horizon continued to develop this position through 2007 winning a number of mid-range infrastructure projects in partnership with global system integrators and managed services providers.

- **Horizon EquIP** – Horizon EquIP is a networking and security technology business providing products and services from Juniper Networks, F5 Networks and Nortel Networks, among others. Horizon EquIP is now firmly established as the number one channel outsourcing partner for Juniper, Nortel (data products) and F5 in the UK market.

- **Horizon Enterprise Systems** – This business was established in 2006 to focus on providing UK system integrators and their customers with a wide range of IBM specific enterprise infrastructure products and services. This business reported a strong performance for 2007 and Horizon received three awards from IBM including the global International Beacon Award for its contribution to IBM business growth in 2007.

- **Horizon Data Management** – The group's data management business in the UK continues to grow rapidly and Horizon has now become the number one channel development partner for EMC in the UK. This business, which was only established in the second half of 2006 generated a positive contribution in 2007.

- **Horizon Software** – Late in 2006, Oracle selected Horizon UK as its channel development partner in the UK, tasking Horizon with the on-going development of the existing Oracle channel with a primary focus on partners selling to enterprise customers. This business, which was only established in the second half of 2006 generated a positive contribution in 2007.

- **Horizon Solutions** – This business unit was introduced in early 2007 and is now Tandberg's main channel development partner in the UK. In partnership with specialist reselling partners, it provides Tandberg's market–leading IP video-conferencing solution to a range of corporate and government customers in the UK. Again, it contributed positively to group earnings in 2007.

IRELAND

In Ireland, the group operates in the enterprise solutions market and assists customers in implementing IT strategies through the provision of IT infrastructure, applications software development, implementation consulting and support services. Its customer base is predominantly comprised of blue-chip companies and government departments. The division includes the Irish enterprise application and services (EAS) business and the Irish enterprise infrastructure and services (EIS) businesses. It has a current full time equivalent staff count of 158 employees.

IRELAND	*31 Dec 2007* *€'000*	*31 Dec 2006* *€'000*
Revenue	53,014	59,974
EBITDA	6,781	6,283
Percentage margin	*12.8%*	*10.5%*

The group's Irish revenue, at €53 million declined 11.6% on 2006 levels reflecting a change in mix towards higher-margin services businesses. EBITDA, at €6.8 million, increased by 7.9% compared to 2006 while EBITDA margin increased from 10.5% to 12.8%

Horizon's Irish enterprise applications and services operation (EAS) delivered good growth in earnings in 2007. The consulting business has continued to build on its market-leading position by delivering growth in each of the service divisions in which it operates:

- **Business Intelligence** – Client Solutions is the leading business intelligence provider in the Irish market building data warehouse facilities for Ireland's largest corporates. Sectors that have been particularly strong during 2007 include financial services and government departments.

- **Application Development** – This division continues to meet the software development needs of some of Ireland's largest enterprises. The core services provided include turnkey solution delivery from analysis to design to post implementation support, technical consultancy services and project management consultancy services. Horizon also offers a suite of application lifecycle management tools that enable customers to meet compliance requirements and to streamline their own internal software development processes. Some successful solution deployments during 2007 include projects in Irish Life and Permanent, the Gift Voucher Shop and O2.

- **Enterprise Resource Planning** – This division is the only Irish indigenous mySAP-consulting partner and provides the full mySAP solution in the Irish market, including software license, implementation consulting and ongoing support services. Demand for SAP project services continued to experience growth in 2007 and Horizon successfully completed a number of significant projects during the year.

- **Business Service Management (BSM)** – This division continues to develop satisfactorily in partnership with BMC and its products, including Remedy. It provides a complete range of BMC Software services including sales, consulting, implementation and support to existing and new BMC Software customers. BSM is a fast-growing segment of the IT market and continues to represent an exciting growth opportunity for the group.

- **Corporate Governance** – The group established a new corporate governance consulting division. Although still at a developmental stage, this new division has secured early customer wins including the Electricity Supply Board and Eircom.

- **Learning Management Solutions** – Since its acquisition in August 2006, WBT has performed ahead of expectation with new contract wins in both the US and Europe. WBT Systems helps organisations implement advanced learning and performance enhancement solutions. WBT has over one million licensed users across the globe and has built a strong revenue stream of services into its enterprise customer base.

During 2007, Horizon successfully won a number of new consulting projects in Ireland, such as:

- Gift Voucher Shop (GVS) – Building on the successful development project in GVS, Horizon developed the Corporate (B2B) Website, enabling e-business transactions to be completed on the internet.

- Bord Gais – Following a competitive tendering process Horizon won the contract to deliver a significant data warehousing solution.

- UCC – Horizon won, also by open tender, a significant data warehousing project in the University.

In Ireland, Horizon Open Systems, the group's enterprise infrastructure and services business (EIS) is a channel partner of Sun Microsystems which specialises in the provision of infrastructure and professional services to blue-chip enterprises, government departments and global systems integrators. While overall revenue in the Irish EIS operation declined in 2007, an increased services orientation within the business delivered growth in earnings.

Horizon Open Systems works with a range of blue-chip companies and Government departments within the Irish market including O2, Vodafone, Irish Life and Pensions, Bank of Ireland and AIB Bank and Revenue Commissioners, the Department of the Environment and the Department of Justice as well as newer entrants such as Newbay and Jinny.

During 2007, Horizon Enterprise Systems expanded its IBM partnership into Ireland where it specialises in the provision of IBM enterprise products and services to the Irish corporate and government markets. The partnership with IBM continues to perform in line with the group's expectations and builds on a very successful partnership in the UK.

FINANCIAL REVIEW

Key performance indicators for 2007, reported under International Financial Reporting Standards, are outlined in the table below:

2007 Financial Highlights *(Excluding discontinued operations)*	**2007 € 000**	**2006 € 000**	**Change**
Revenue	288,213	257,895	12%
Gross profit	53,200	43,042	24%
Gross margin %	*18.5%*	*16.7%*	
EBITDA[1]	10,651	10,021	6%
EBITDA as a % of revenue	*3.7%*	*3.9%*	
Profit after tax	5,892	5,549	6%
Profit after tax as a % of revenue	*2.0%*	*2.2%*	
Return on invested capital[2]	28.5%	22.4%	+610Bps
Net cash/(debt)	4,135	(6,979)	
Interest cover[3]	7.2x	7.5x	
Diluted adjusted EPS (€ cent)[4]	9.39 cent	9.16 cent	3%

1 Before material items
2 EBITDA divided by Shareholder's funds plus debt less cash
3 Interest cover calculated on operating profit adjusted for tax, amortisation of intangibles and depreciation.
4 Diluted adjusted EPS represents earnings based on 79,764,000 shares over profit after tax adjusted for unwinding of discount factor, amortisation/reduction of intangible assets and material items.

Revenue and gross profit
Group revenue increased 12% in 2007 compared to 2006, which represents both organic revenue growth and the full year impact of the acquisitions completed in 2006. The fastest rates of revenue growth occurred in the UK EIS business and the Irish application consulting operation. While revenue grew 12%, absolute gross profit grew 24% as a result of the expansion of gross margin from 16.7% to 18.5%, reflecting the group's shift towards services and margin-rich activities.

Earnings and taxation
Horizon continued to deliver earnings growth in 2007 albeit at a lower pace than has been the case for the last five years. EBITDA grew 6% reflecting the weakness in the broader economic environment and the consequent deferral or cancellation of orders at the end of the year. Profit after taxation grew 6% and diluted adjusted EPS increased 3% to 9.39cent.

The taxation charge for the year was particularly low at €136,000, an effective tax rate of 2%, primarily due to the utilisation of tax losses not previously recognised. At the balance sheet date, the group has unused tax losses against which no deferred tax asset has been recognised of €28.5 million (2006: €33.4million) available for offset against future profits. These losses, which may be carried forward indefinitely, will provide the group with reduced tax charges in future periods.

The group continued its focus on cost control, efficiency and productivity during the year. Average headcount increased 31% from 266 to 349 as a result of the acquisitions completed in 2006 and the organic development of new revenue sources both in the UK EIS operation and the Irish application consulting business. Cost per employee reduced by 1%.

Cash flow, liquidity and funding
The group's cash flow and financial position was strengthened further in 2007, particularly as a result of the €12.6 million net cash inflow from continuing operating activities. As a result, the group had net cash of €4.1million at 31 December 2007 compared to net debt of €7.0 million at 31 December 2006. At the end of 2007, net cash of €4.1million comprised cash balances of €11.0 million (2006: €8.4 million) partially offset by borrowings of €6.9 million (2006: €15.4 million).

A constant focus on the working capital employed in the business drove return on invested capital up from 22.4% to 28.5%, an increase of 610 basis points. Likewise, cash flow generated from operations amounted to 118% of EBITDA.

Total equity increased to €41.4 million at the end of 2007 (2006: €37.8 million), demonstrating the further strengthening of the group's financial position.

The following table compares the working capital cycle at 31 December 2007 with the previous year:

WORKING CAPITAL CYCLE	2007 *Days*	2006 *Days*
Inventory days	19	32
Debtors' days	79	75
Creditors' days	88	82
Working capital cycle	**10**	**25**

Following a relentless drive to improve the return on invested capital, the group reduced its working capital cycle by 15 days to 10 days, principally by reducing inventory days from 32 to 19 days. Horizon's revenue has become increasingly weighted towards the end of each quarter, which pushes up the absolute value of both debtors and creditors at the year-end date. Nevertheless, the debtor-credit imbalance has widened in the group's favour from 7 days to 9 days.

Net finance cost, inclusive of the notional interest charge on property provisions, reduced from €1.5 million in 2006 to €1.4 million in 2007. In line with normal seasonal working capital patterns and as the Group's working capital was lowered over the course of the year, the group's finance cost was cut significantly, particularly in the final quarter of 2007.

Horizon has significant financial capacity with unused credit facilities, in respect of which all conditions precedent had been met at 31 December 2007, of €35 million.

Material items

During 2007, the group's bad debt provision was increased by €831,000 to reflect exposure to a significant UK customer whose business went into administration. Horizon aims to minimise financial loss arising from credit risk by insuring debtors' balances where such insurance is available and the cost is not excessive when compared to the risks covered. Uninsured credit is only provided to customers who demonstrate an appropriate payment history, satisfy creditworthiness procedures and remain within specific credit limits. This customer met these criteria for a period of nearly six years before it went into administration. This is the first material bad debt that the group has incurred in the past seven years, reflecting the robust credit risk policies adopted by the group.

Acquisitions and disposal

During 2007, the group issued 788,647 new ordinary shares as deferred consideration in respect of the acquisition of WBT Systems Limited, paid €2,326,000 as the final payment for the acquisition of EquIP Limited and as the first earn-out for Enterprise Process Consulting Group Limited and received €2,232,000 as the final consideration for the sale of Clarity Computer (Distribution) Limited.

Share premium reduction

During the year, the group obtained shareholder and High Court approval to reduce its share premium account by €59,000,000, the amount necessary to eliminate historical losses and restore the profit and loss account to a nil position. This change makes it possible for the group to return capital to shareholders.

Post balance sheet events

There have been no significant events between the balance sheet date and the date of this announcement.

CONSOLIDATED INCOME STATEMENT
for the year ended 31 December 2007

	Total Year ended 31 Dec 2007 €'000	*Total Year ended 31 Dec 2006 €'000*
REVENUE	288,213	257,895
Cost of sales	(235,013)	(214,853)
GROSS PROFIT	53,200	43,042
Other income	985	895
Staff costs	(30,599)	(23,604)
Other operating charges	(12,935)	(10,312)
EBITDA	10,651	10,021
Depreciation	(1,128)	(801)
Amortisation/reduction of intangible assets	(1,274)	(1,099)
Integration costs	-	(410)
LTIP	-	(165)
Increase in bad debt provision	(831)	-
OPERATING PROFIT FROM CONTINUING OPERATIONS	7,418	7,546
Finance costs (net)	(1,390)	(1,497)
PROFIT FROM CONTINUING OPERATIONS BEFORE TAXATION	6,028	6,049
Income tax expense	(136)	(500)
PROFIT FROM CONTINUING OPERATIONS	5,892	5,549
DISCONTINUED OPERATIONS		
Loss from discontinued operations	(183)	(1,493)
PROFIT RETAINED FOR THE FINANCIAL YEAR (all attributable to the equity holders of the parent)	5,709	4,056
EARNINGS PER SHARE (cent): (all for profit attributable to the ordinary equity holders of the parent)		
Basic	7.20	5.23
Basic continuing	7.43	7.15
Basic continuing adjusted*	9.45	9.24
Diluted	7.16	5.18
Diluted continuing	7.39	7.09
Diluted continuing adjusted *	9.39	9.16

*Adjusted for unwinding of discount factor, amortisation/reduction of intangible assets and material items.

CONSOLIDATED BALANCE SHEET
at 31 December 2007

	2007	*2006*
	€'000	*€'000*
NON-CURRENT ASSETS		
Property, plant and equipment	3,474	2,637
Intangible assets	24,243	26,453
Deferred income tax assets	958	1,093
	28,675	30,183
CURRENT ASSETS		
Inventories	13,421	20,516
Trade and other receivables	73,529	64,135
Cash and cash equivalents	11,007	8,435
	97,957	93,086
TOTAL ASSETS	126,632	123,269
CURRENT LIABILITIES		
Trade and other payables	73,274	62,566
Income tax payables	1,189	1,899
Financial liabilities	6,095	13,999
Provisions	796	727
	81,354	79,191
NON-CURRENT LIABILITIES		
Trade and other payables	149	1,239
Financial liabilities	777	1,415
Deferred tax liabilities	1,827	1,692
Provisions	1,077	1,951
	3,830	6,297
TOTAL LIABILITIES	85,184	85,488
NET ASSETS	41,448	37,781
CAPITAL AND RESERVES		
Issued share capital	5,762	5,696
Share premium	19,755	79,021
Shares to be issued	-	670
Other reserves	(2,357)	121
Retained earnings/(losses)	33,565	(32,412)
Cost of shares of the company held in an ESOP	(15,277)	(15,315)
TOTAL EQUITY	41,448	37,781

CONSOLIDATED CASH FLOW STATEMENT
for the year ended 31 December 2007

	2007 *€'000*	*2006* *€'000*
OPERATING ACTIVITIES		
Profit from continuing activities before tax	6,028	6,049
Finance costs (net)	1,390	1,497
Operating profit from continuing activities	7,418	7,546
Movement of provisions for liabilities	(797)	(894)
Depreciation, amortisation/reduction of intangible assets	2,402	1,900
Share based payments expenses	374	567
Decrease/(increase) in working capital	4,799	(3,921)
	14,196	5,198
Interest paid	(1,303)	(1,235)
Interest element of finance lease payments	(3)	(7)
Income tax paid	(365)	(862)
Interest received	76	47
NET CASH INFLOW FROM CONTINUING OPERATING ACTIVITIES	12,601	3,141
Net cash outflow from discontinued operations	(1)	(3,497)
NET CASH INFLOW/(OUTFLOW) FROM OPERATING ACTIVITIES	12,600	(356)
INVESTING ACTIVITIES		
Payments to acquire property, plant and equipment-continuing operations	(2,025)	(1,042)
Payments to acquire property, plant and equipment-discontinued operations	-	(53)
Proceeds from disposal of property, plant and equipment	49	60
Payments to acquire intangible assets	(97)	(96)
Purchase of subsidiary undertaking net of cash acquired	(2,326)	(12,537)
Sale of subsidiary undertaking net of cash disposed	2,232	8,852
Refund of deposits pledged as security	109	108
NET CASH OUTFLOW FROM INVESTING ACTIVITIES	(2,058)	(4,708)
FINANCING ACTIVITIES		
Issue of shares and exercise of share options	69	8,681
Expenses on issue of ordinary share capital and capital reduction	(7)	(406)
Repurchase of share options	-	(839)
Capital element of finance lease rental payments	(37)	(15)
(Decrease)/increase in short term and long term borrowings	(558)	1,928
NET CASH (OUTFLOW)/INFLOW FROM FINANCING ACTIVITIES	(533)	9,349
NET INCREASE IN CASH AND CASH EQUIVALENTS	10,009	4,285
Currency translation differences relating to cash and cash equivalents	501	(64)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	(5,170)	(9,391)
CASH AND CASH EQUIVALENTS AT END OF YEAR	5,340	(5,170)

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
For the year ended 31 December 2007

	Share capital €'000	Shares to be issued €'000	Share premium €'000	Retained earnings/ (losses) €'000	Other reserves €'000	Cost of shares held by ESOP €'000	Total €'000
At 1 January 2006	5,169	-	71,426	(36,280)	(215)	(15,468)	24,632
Changes in equity for 2006: Translation of overseas subsidiaries (net)	-	-	-	-	336	-	336
Total expense recognised directly in equity	-	-	-	-	336	-	336
Profit for the year	-	-	-	4,056	-	-	4,056
Total recognised income and expense for 2006	-	-	-	4,056	336	-	4,392
Shares to be issued for acquisition	-	670	-	-	-	-	670
Share issue	516	-	7,963	-	-	-	8,479
Expenses on issue of shares	-	-	(406)	-	-	-	(406)
Exercise of options	11	-	38	-	-	153	202
Cash settlement of share options	-	-	-	(674)	-	-	(674)
Share based payment	-	-	-	402	-	-	402
Tax on share based payments taken directly to reserves	-	-	-	84	-	-	84
At 1 January 2007	5,696	670	79,021	(32,412)	121	(15,315)	37,781
Changes in equity for 2007: Translation of overseas subsidiaries (net)	-	-	-	-	(2,478)	-	(2,478)
Total expense recognised directly in equity	-	-	-	-	(2,478)	-	(2,478)
Profit for the year	-	-	-	5,709	-	-	5,709
Total recognised income and expense for 2007	-	-	-	5,709	(2,478)	-	3,231
Shares to be issued for acquisitions	-	(670)	-	-	-	-	(670)
Share Issue	55	-	615	-	-	-	670
Expenses on issue of shares	-	-	(7)	-	-	-	(7)
Exercise of options	11	-	20	-	-	38	69
Capital reduction	-	-	(59,894)	59,894	-	-	-
Share based payment	-	-	-	374	-	-	374
At 31 December 2007	5,762	-	19,755	33,565	(2,357)	(15,277)	41,448

	2007 €'000	2006 €'000
Cost of shares of the company held in an ESOP		
Share capital	(212)	(216)
Share premium	(15,065)	(15,099)
	(15,277)	(15,315)

SUPPLEMENTARY INFORMATION

1. SEGMENT INFORMATION

The group's primary segment reporting format is geographical as the group's risks and rates of return are affected predominantly by the geographical areas in which it operates. Secondary segment information is reported by business segment.

The operating businesses are organised and managed separately according to the two geographical areas within which the group's assets are located – the United Kingdom and Ireland. The group's two business segments are its Enterprise Infrastructure and Services (EIS) operation and its Enterprise Applications and Services (EAS) business. EIS focuses on the provision of enterprise infrastructure and services and assists customers, usually via a system integrator, in implementing IT strategies, while EAS operates in the enterprise solutions market and assists customers in implementing IT strategies through the provision of IT infrastructure, applications software development, implementation consulting and support services.

Transfer prices between business segments are on an arm's length basis in a manner similar to transactions with third parties.

Year ended 31 December 2007

	Continuing Operations				Discontinued Operations	Total Operations
	Ireland	*UK*	*Unallocated/ Other*	*Total*	*Ireland*	
	€'000	*€'000*	*€'000*	*€'000*	*€'000*	*€'000*
Revenue						
Sales to external customers	52,721	235,492	-	288,213	-	288,213
Inter-segment sales	293	993	(1,286)	-	-	-
Segment revenue	53,014	236,485	(1,286)	288,213	-	288,213
Result						
EBITDA	6,781	5,905	(2,035)	10,651	-	10,651
Depreciation	(228)	(779)	(121)	(1,128)	-	(1,128)
Amortisation/reduction of intangible assets	(480)	(751)	(43)	(1,274)	-	(1,274)
Material items	-	(831)	-	(831)	-	(831)
Segment result	6,073	3,544	(2,199)	7,418	-	7,418
Net finance costs				(1,390)	-	(1,390)
Loss on disposal				-	(183)	(183)
Profit before tax				6,028	(183)	5,845
Income tax expense				(136)	-	(136)
Profit after tax				5,892	(183)	5,709

	Continuing Operations				Discontinued Operations	Total Operations
	Ireland	*UK*	*Unallocated/ Other*	*Total*	*Ireland*	
	€'000	*€'000*	*€'000*	*€'000*	*€'000*	*€'000*
Assets and liabilities						
Segment assets	20,055	103,963	2,614	126,632	-	126,632
Segment liabilities	16,977	66,310	1,897	85,184	-	85,184
Other segment information						
Capital expenditure						
Property, plant and equipment	170	1,847	8	2,025	-	2,025
Intangible assets	-	107	51	158	-	158

Year ended 31 December 2006

	Continuing Operations				Discontinued Operations	Total Operations
	Ireland	*UK*	*Unallocated/ Other*	*Total*	*Ireland*	
	€'000	*€'000*	*€'000*	*€'000*	*€'000*	*€'000*
Revenue						
Sales to external customers	59,633	198,262	-	257,895	84,748	342,643
Inter-segment sales	341	133	(474)	-	-	-
Segment revenue	59,974	198,395	(474)	257,895	84,748	342,643
Result						
EBITDA	6,283	5,481	(1,743)	10,021	521	10,542
Depreciation	(200)	(489)	(112)	(801)	(105)	(906)
Amortisation/reduction of intangible assets	(252)	(743)	(104)	(1,099)	(51)	(1,150)
Material items	-	(410)	(165)	(575)	-	(575)
Segment result	5,831	3,839	(2,124)	7,546	365	7,911
Net finance costs				(1,497)	(676)	(2,173)
Loss on disposal				-	(1,268)	(1,268)
Profit before tax				6,049	(1,579)	4,470
Income tax expense				(500)	86	(414)
Profit after tax				5,549	(1,493)	4,056

	Continuing Operations				Discontinued Operations	Total Operations
	Ireland	*UK*	*Unallocated/ Other*	*Total*	*Ireland*	
	€'000	*€'000*	*€'000*	*€'000*	*€'000*	*€'000*
Assets and liabilities						
Segment assets	28,205	89,962	5,102	123,269	-	123,269
Segment liabilities	22,845	59,557	3,086	85,488	-	85,488
Other segment information						
Capital expenditure						
Property, plant and equipment	243	1,035	6	1,284	53	1,337
Intangible assets	3,112	13,972	16	17,100	32	17,132

Business segments

The following tables present revenue, expenditure and certain asset information regarding the group's business segments for the years ended 31 December 2007 and 2006.

Year ended 31 December 2007

	Continuing Operations				Discontinued Operations	Total Operations
	EIS	*EAS*	*Unallocated/ Other*	*Total*	*Distribution*	
	€'000	*€'000*	*€'000*	*€'000*	*€'000*	*€'000*
Revenue						
Sales to external customers	266,021	22,192	-	288,213	-	288,213
Inter-segment sales	1,008	278	(1,286)	-	-	-
Segment revenue	267,029	22,470	(1,286)	288,213	-	288,213
Other segment information						
Segment assets	110,552	13,467	2,613	126,632	-	126,632
Capital expenditure						
Property, plant and equipment	1,853	164	8	2,025	-	2,025
Intangible assets	107	-	51	158	-	158

Year ended 31 December 2006

	Continuing Operations				Discontinued Operations	Total Operations
	EIS	*EAS*	*Unallocated/ Other*	*Total*	*Distribution*	
	€'000	*€'000*	*€'000*	*€'000*	*€'000*	*€'000*
Revenue						
Sales to external customers	237,309	20,586	-	257,895	84,748	342,643
Inter-segment sales	185	289	(474)	-	-	-
Segment revenue	237,494	20,875	(474)	257,895	84,748	342,643
Other segment information						
Segment assets	101,531	16,636	5,102	123,269	-	123,269
Capital expenditure						
Property, plant and equipment	1,078	200	6	1,284	53	1,337
Intangible assets	13,976	3,108	16	17,100	32	17,132

2. EARNINGS PER ORDINARY SHARE

	2007	2006
The computation of basic and diluted earnings per share is set out below:	€'000	€'000
Numerator		
Profit after tax	5,709	4,056
Discontinued operations net of tax	183	1,493
Profit from continuing activities	5,892	5,549
Material items (net of tax)	582	431
Unwinding of discount factor	160	302
Amortisation of intangibles	855	884
Profit after tax adjusted *	7,489	7,166
Denominator		
Weighted average number of shares in issue for the year ('000)[(1) (2)]	79,251	77,591
Dilutive potential ordinary shares:		
Employee share options ('000)	513	667
Diluted weighted average number of ordinary shares ('000) [(2) (3)]	79,764	78,258
Earnings per share		
Basic (cent)	7.20	5.23
Basic continuing (cent)	7.43	7.15
Basic continuing adjusted (cent)*	9.45	9.24
Diluted (cent)	7.16	5.18
Diluted continuing	7.39	7.09
Diluted continuing adjusted (cent)*	9.39	9.16
Earnings per share		
Basic Discontinued (cent)	(0.23)	(1.92)
Diluted Discontinued (cent)	(0.23)	(1.92)

*Adjusted for unwinding of discount factor, amortisation/reduction of intangible assets and material items.

(1) Weighted average number of ordinary shares for 2006 includes shares to be issued after the year end.
(2) Own shares held in an ESOP are deducted when computing basic, diluted and adjusted EPS.
(3) For diluted earnings per share, the weighted average number of ordinary shares in issue is adjusted to assume conversion of all dilutive potential ordinary shares, namely share options.

3. **BASIS OF PREPARATION**

The financial information presented in this report has been prepared in accordance with the group's accounting policies under International Financial Reporting Standards (IFRS).

The group's accounting policies under IFRS are based on the International Financial Reporting Standards and Interpretations issued by the International Accounting Standards Board (IASB) and on International Accounting Standards (IAS) and Standing Interpretations approved by the predecessor International Accounting Standards Committee that have been subsequently authorised by the IASB and remain in effect.

The accounting policies adopted are consistent with those of the previous financial year except in relation to the adoption of new and amended IFRS and IFRIC interpretations during the year. Adoption of these revised standards and interpretations did not have any effect on the financial performance or position of the group in the current or prior periods.

4. **STATUTORY ACCOUNTS AND BOARD APPROVAL**

The board of directors approved the preliminary announcement for the year to 31 December 2007 on 11 March 2008. The financial information set out above does not constitute statutory accounts for the year ending 31 December 2007 or year ending 31 December 2006. The full accounts for the year ended 31 December 2006 prepared in accordance with International Financial Reporting Standards (IFRS), and containing an unqualified audit report, have been filed with the Irish Companies Registration Office.

The statutory accounts for 2007 will be finalised on the basis of the financial information presented by the directors in the preliminary announcement, and together with the auditors report thereon, will be delivered to the Registrar of Companies following the company's Annual General Meeting.

END